Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following article contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities, post-closing integration of the businesses and product lines of Symantec and VERITAS, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this article. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this article. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this article.

The following is an article posted by Symantec on its intranet website on March 21, 2005.

InformationWeek: Symantec Customers Back Merger

Two of Symantec’s enterprise customers have risen up to praise the merger with VERITAS in the March 7 edition of InformationWeek. “This merger gives me more leverage getting access to all the information I need,” says one.

InformationWeek: Symantec Customers Back Merger

Two of Symantec’s enterprise customers have risen up to praise the merger with VERITAS in the March 7 edition of InformationWeek.

“This merger gives me more leverage getting access to all the information I need,” says Bob Graham, Chief Information Officer at Farmers and Merchants Bank.

David Jordan, Chief Information Security and Privacy Officer for Arlington County in Virginia, also spoke up for the vision that drove Symantec and VERITAS to the merger.

“I like the idea of information integrity,” Jordan says. “Security is a niche; integrity takes it all in.”

The comments were part of a March 7 article based on a joint interview with Symantec Chief Executive Officer John W. Thompson and VERITAS Chief Executive Officer Gary Bloom regarding their efforts to explain the companies’ merger — and why it will work — to their customers.

“The risks of losing data and security are creating enormous complexities and costs to the CIO,” said Bloom, explaining how the vision for the integrated company can address that.

Thompson also offered a blueprint for the companies’ product rollout in the year following the merger. Thompson said the two companies have the goal of offering new, unique, integrated products in nine to 15 months after the merger.

One example of integrated products, Thompson said, would be the coupling of Symantec’s DeepSight Threat Management System with VERITAS’ storage-management software. DeepSight would alert the VERITAS software to attempted attacks, and that would generate more frequent data backups, automated software patches, or changes in server settings.

Symantec and VERITAS are required to include the following legend on any communication that may be deemed to be offering or soliciting materials under the applicable SEC rules and regulations

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.